

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Yoshihiro Koshiba
Chief Executive Officer
Metros Development Co., Ltd.
Tolerance Ginza Building 6F
3-9-7, Ginza, Chuo-ku
Tokyo 1040061
Japan

> **Re: Metros Development Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed December 26, 2023**
> **File No. 333-274696**

Dear Yoshihiro Koshiba:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment 3 to Registration Statement on Form F-1

Financial Statements, page F-1

1. We note that your registration statement is an initial public offering, and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements of paragraph A(4) of Item 8 of Form 20-F. Revise to either update your audited financial statements or include the relevant representation as allowed under Step 2 of the Instructions to Item 8.A.4 of Form 20-F.

Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig D. Linder, Esq.